SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115
June 26, 2008
Via Overnight Mail and SEC Correspondence
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mark P. Shuman
Branch Chief, Legal

Re:	SearchPath International, Inc.
Registration Statement on Form 10
Filed June 13, 2008
File No. 000-53277
Dear Mr. Shuman:
     On behalf of SearchPath International, Inc., a Delaware corporation (the “Company”), we are hereby transmitting this letter in response to the staff’s comment letter dated June 23, 2008 regarding the above filing.
     The Company’s response is numbered to correspond to the numbering of the comment contained in the comment letter, with the staff comment in italics and the response immediately following. Courtesy copies of this letter are being provided to Jan Woo and Barbara C. Jacobs.
     Independent Auditors’ Report
1.	Comment: We note that your Independent Auditors’ Report states that your auditors “conducted [their] audits in accordance with auditing standards generally accepted in the United States of America.” Paragraph 5 of PCAOB Auditing Standards No. 1 and the June 15, 2004 SEC Regulations Committee Minutes require the independent auditors’ report to reference the “the standards of the Public Company Accounting Oversight Board (United States).” Please consult with your auditors regarding this matter and confirm whether or not their audits were conducted in accordance with PCAOB standards. Additionally, please revise your registration statement to include a report with proper form (we refer you to the Appendix of ASI).

We have consulted with our auditors who have confirmed that their audits were conducted in accordance with PCAOB standards and have changed their report as requested. The Registration Statement on Form 10 has been amended by including a report with the proper form. Please see the Report of Independent Registered Public Accounting Firm on page F-16.
     I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 912-1500 at your earliest convenience if any additional comments will be forthcoming.
Very truly yours,
SearchPath International, Inc.
/s/ Thomas K. Johnston
Thomas K. Johnston
President, CEO